October 18, 2010
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Katherine Wray Division of Corporation Finance
Re:	Glu Mobile Inc. Registration Statement on Form S-3 Filed August 31, 2010 File No. 333-169131
Dear Ms. Wray:
On behalf of Glu Mobile Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 24, 2010 with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on August 31, 2010. The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.
Selling Stockholders, page 23
1.	With respect to each selling stockholder that is an entity and that is offering in excess of one percent of the Company’s outstanding shares, please ensure that you disclose all individuals who have sole or shared voting and/or dispositive power with respect to the Glu Mobile shares held by such entity. In this regard, please specifically address the following:
•	For shareholders Granite Global Ventures II L.P. and New Enterprise Associates 10, L.P., footnote disclosure to the selling shareholder table does not appear to identify all natural persons who share voting and dispositive power with respect to the shares held by those entities. Please revise to provide this information.

•	Please clarify the identities of the “reporting persons” with voting and dispositive power over the shares held by shareholders Orphan Fund, L.P. and Nanocap Fund, L.P. referenced in footnote 14.

For guidance, refer to our Regulation S-K Compliance and Disclosure Interpretation 140.02, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm
     The Company has revised the footnotes to the Selling Stockholder table in the Registration Statement to disclose all individuals who have sole or shared voting and/or dispositive power with respect to each stockholder of the Company that is both an entity and which is offering in excess of one percent of the Company’s outstanding shares of common stock.
     The Company advises the Staff that the “reporting persons” referenced in footnote 14 to the Selling Stockholder table are Stephens Investment Management, LLC, Paul H. Stephens, P. Bartlett Stephens and W. Bradford Stephens. The Company has revised footnote 14 to explicitly state this fact.
2.	Footnote 2 to the selling shareholder table indicates that the 7,138,198 shares of your common stock held by Becker Drapkin Partners (QP), L.P. and Becker Drapkin Partners, L.P. are beneficially owned by Steven R. Becker and Matthew A. Drapkin. However, you do not appear to have included these 7,138,198 shares in calculating the total number of shares beneficially owned prior to the offering by either Mr. Becker or Mr. Drapkin, as set forth in the table. Please revise as appropriate, or advise.
     The Company has revised the Selling Stockholder table and footnote 2 to the table in the manner requested by the Staff.
3.	Please state whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. In this regard, note that a selling shareholder registered as a broker-dealer who did not receive the securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling shareholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the shareholder purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify such selling shareholder as an underwriter.
     Each of the selling shareholders other than BAVP, L.P. has represented to the Company that it is neither a broker-dealer nor an affiliate of a broker-dealer. The Company has added disclosure to the paragraph preceding the Selling Stockholder table to explicitly state this fact. With respect to BAVP, L.P., we have added disclosure to footnote 1 to the Selling Stockholder table to disclose (1) such stockholder’s relationship with Bank of America Corporation and (2) that BAVP, L.P. has represented to the Company that at the time of the purchase of the securities to be resold, it purchased such securities in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute such purchased securities.
Exhibit 5.1, Opinion of Fenwick & West LLP

4.	The legal opinion on file dated August 31, 2010 states that it “is limited to the laws, including the rules and regulations, as in effect on the date hereof.” If counsel intends to retain this limitation, it should provide a revised legality opinion dated as close as practicable to the requested effectiveness date of the registration statement. Alternatively, please have counsel revise the opinion to eliminate this limitation.
     The Company has included a revised opinion from Fenwick regarding the legality of the shares being registered as Exhibit 5.01 to the Registration Statement, which revised opinion is dated as close as practicable to the requested effectiveness date of the registration statement.
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The Company hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
Should you have any questions regarding this matter, please contact me at (650) 532-2436.

Sincerely, GLU MOBILE INC.

/s/ Eric R. Ludwig
Eric R. Ludwig
Senior Vice President and Chief Financial Officer

cc:	Niccolo M. de Masi (Glu Mobile Inc.) Scott J. Leichtner, Esq. (Glu Mobile Inc.) David A. Bell, Esq. (Fenwick & West LLP)